O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

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April 12, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical, Inc. Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) Filed April 5, 2017 by Richmond Brothers, Inc. et al. File No. 000-23661

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 11, 2017 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our clients, Richmond Brothers, Inc. and Mark H. Ravich and the other participants in their solicitation (collectively, “Richmond Ravich”), and provide the following responses on Richmond Ravich’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Notice

1.	Disclosure states that a beneficial owner must instruct its broker, trustee or other representative how to vote. Please revise to clarify that a beneficial owner must do so if it wishes to vote.

Richmond Ravich acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 3 of the Proxy Statement.

Background to the Solicitation, page 1

2.	Disclosure states that Richmond Brothers’ efforts to engage in constructive dialogue with the Board and management team were “repeatedly rebuffed.” Please characterize this as your opinion.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 12, 2017

Richmond Ravich acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 5 of the Proxy Statement.

We are concerned..., page 7

3.	Disclosure states that the current Board “has not been interested in proactively and continually adding new talent to the Board.” We understand that the Company added a new director and engaged the consultant used to find the new director before engaging in dialogue with Richmond Brothers. Please revise.

Richmond Ravich acknowledges the Staff’s comment and respectfully believes that, notwithstanding the Company’s claim that it had engaged a consultant to find a new director prior to engaging in dialogue with its shareholders, Richmond Ravich’s opinion that the current Board has not been interested in proactively and continually adding new talent to the Board absent shareholder intervention is supported by the fact that of the Company’s five current directors, three have been on the Board for 17 years and a fourth has been a member for more than 11 years. Nevertheless, Richmond Ravich has revised its disclosure at the Staff’s request. Please see page 10 of the Proxy Statement.

We are concerned., page 8

4.	Disclosure states that the public shareholders were significantly diluted by the Company’s “botched” financing in 2013. Please provide support for the assertion that the financing was “botched.”

Richmond Ravich acknowledges the Staff’s comment and provides the Staff with the following supplemental information in support of its categorization of the financing in 2013 as “botched.”

Towards the end of 2012, Rockwell was still spending very heavily on R&D for Triferic and Calcitriol, and the Company was starting to run very low on cash. By May 2013, the Company was virtually out of cash and had an immediate need to raise funds. Due to the fact that the Company allowed itself to run so low on funds, it allowed short sellers to run a classic liquidity squeeze short on the Company. For example, on January 2, 2013, Rockwell’s stock traded between $8.07 and $8.40. From that point forward, the stock came under pressure as the Company started its fund raising activities, ultimately resulting in the Company selling 13,196,721 shares at a price of $3.05 in May 2013, which led to significant dilution for shareholders given that there were 26,059,138 shares outstanding at the time of the offering.

April 12, 2017

Below please find an excerpt from an article entitled Rockwell May Rise On Positive Phase III Results In July, dated March 21, 2013, by Neil Danics of SPAC Analytics, which succinctly explains what happened at Rockwell leading up to its financing.

“Rockwell (NASDAQ:RMTI) shares have been hammered down to $3.00 from $8.00 in the past month because of a financing overhang that has been going on for five months. Last November, the company surprised the market with a much faster burn rate than expected leaving cash levels at only a few quarters of burn. During its Q3 call the company said it would raise capital from either of (1.) licensing its lead drug candidate SFP outside the US (2.) potential partnerships (3.) other alternatives. RMTI took too long to raise cash from the first two options. Accordingly the stock has crashed to this absurd sub $100 mn value as the “wolves of Wall Street” smelled blood. Rockwell is not unique. It is common for biotech stocks to get hammered due to a financing overhang. For example, Supernus Pharmaceutical, (NASDAQ:SUPN) saw a huge increase in its short interest shortly before announcing a funding gap last week. Its shares dropped rapidly to $5.00 from $8.00 in one week. Short attacks happen to biotech share prices regardless of the quality of their science. It is up to management of the biotech to manage their cash balances so their equity does not become vulnerable.

In early February RMTI released results from its Prime study (marketing study) and despite SFP showing great results of an ESA reduction of 37%, the stock got slammed. The “wolves of Wall Street” knew the Prime data was not “pivotal” for value creation and that the big issue facing RMTI was that its resources were running dangerously low. Thus the stock was vulnerable to weakness until the financing issue was resolved. The stock was hit with aggressive short selling (short interest increase to 3.2 mn shares from 1.7 mn shares) and the shares went straight down since the positive Prime data.”

Richmond Ravich notes that, from January 1, 2012 to December 31, 2012, Rockwell shares never closed below $5.25 per share, only closed below $6.00 per share on three occasions and closed above $7.00 per share 92.8% of the time.1 Richmond Ravich believes that, had the Company completed the offering earlier, before it was readily apparent that the Company was in desperate need of financing, the funds could have been raised at a significantly higher price, and in turn, shareholders would not have suffered as much dilution.

Proposal No. 1 - Election of Directors, page 10

5.	Disclosure states that, in the event the Nominee is unable to serve or will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s).” Please conform this language to Rule 14a-4(c)(5) of Regulation 14A.

Richmond Ravich acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 15 of the Proxy Statement.

1 Source: Yahoo Finance.

April 12, 2017

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David S. Richmond, Richmond Brothers, Inc. Mark H. Ravich Steve Wolosky, Olshan Frome Wolosky LLP